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FORM 4
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

    Goldman         Sanford
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    (Last)         (First)       (Middle)

    6441 East Crocus Drive
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    (Street)

    Scottsdale      AZ            85034
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    (City         (State)         (Zip)
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2.  Issuer Name and Ticker or Trading Symbol

    SkyMall, Inc.; SKYM
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3.  I.R.S. Identification
    Number of Reporting
    Person, if an entity
    (Voluntary)

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4.  Statement for Month/Year

    December 1999
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5.  If Amendment,
    Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

    [ ] Director                          [ ] 10% Owner
    [ ] Officer (give title below)        [ ] Other (specify below)

    Not applicable.
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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
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
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                      TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
============================================================================================================================
1. Title of Security  2. Trans-  3. Trans-    4. Securities Acquired (A)         5. Amount of     6. Owner-    7. Nature of
   (Instr. 3)            action     action       or Disposed of (D)                 Securities       ship         Indirect
                         Date       Code         (Instr. 3, 4 and 5)                Beneficially     Form:        Beneficial
                                    (Instr. 8)                                      Owned at         Direct       Owner-
                         (Month/    ----------   -------------------------------    End of Month     (D) or       ship
                         Day/                                  (A) or                                Indirect
                         Year)      Code    V      Amount      (D)      Price       (Instr. 3 and 4) (I)
                                                                                                     (Instr. 4)  (Instr. 4)
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
None.
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
Reminder:   Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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       Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security  2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-
   (Instr. 3)                       sion or      action      tion          ative Securities Ac-
                                    Exercise     Date        Code          quired (A) or Dis-
                                    Price of                 (Instr. 8)    posed of (D)
                                    Deri-        (Month/                   (Instr. 3,4, and 5)
                                    vative       Day/        -----------   -------------------------
                                    Security     Year)       Code    V      (A)         (D)
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
   Options to Purchase
   Common Stock                    (1)           12/03/99    J(1)           N/A         56,667
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   Options to Purchase
   Common Stock                    (1)           12/03/99    J(1)           N/A         N/A
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
6. Date Exer-       7. Title and Amount of        8. Price   9.  Number     10. Owner-  11. Nature
   cisable and         Underlying Securities         of          of Deriv-      ship        of
   Expiration          (Instr. 3 and 4)              Deriv-      ative          Form of     Indirect
   Date                                              ative       Secur-         Deriv-      Benefi-
   (Month/Day/                                       Secur-      ities          ative       cial
    Year)                                            ity         Bene-          Security:   Owner-
   ----------------    -----------------------       (Instr.     ficially       Direct      ship
   Date     Expira-                  Amount or       5)          Owned          (D) or      (Instr. 4)
   Exer-    tion          Title      Number of                   at End         Indirect
   cisable  Date                     Shares                      of             (I)
                                                                 Month          (Instr. 4)
                                                                 (Instr. 4)
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

   (1)      (1)        Common Stock  56,667          (1)         0              D            N/A
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   (1)      (1)        Common Stock  28,333          (1)         28,333         D            N/A
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
Explanation of Responses:

(1) As of December 3, 1999, Mr. Goldman terminated his employment with the Company. As a result of such termination, 56,667 of the 85,000 Options held by Mr. Goldman pursuant to the Company's 1994 Stock Option Plan on the date of his termination were cancelled. The remaining 28,333 options are exercisable as follows: (i) 25,000 Options to purchase 25,000 shares of Common Stock exercisable as of January 5, 1999 at a purchase price of $16.0625 per share, and (ii) 3,333 Options to purchase 3,333 shares of Common Stock exercisable as of June 4, 1999 at a purchase price of $9.50 per share. All options expire 90 days from the date of termination of his employment in accordance with the Plan and the Option Agreements relating to such Options.

                           /s/ Sanford Goldman                 January 10, 2000
                           -------------------------------    ------------------
                           **Signature of Reporting Person           Date
                           Sanford Goldman


**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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                                                                 SEC 1474 (7/97)